16001993

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SEC Mail Processing Section

MAR 24 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Investment Chartered, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Bristol Street Suite 100
(No. and Street)

Costa Mesa (City) CA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall & Company, Certified Public Accountants & Consultants, Inc.
(Name – *if individual, state last, first, middle name*)

111 Pacifica, Suite 300 (Address), Irvine (City), CA (State) 92618-3705 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Henry Norberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Investment Chartered, Inc., as of March 23rd, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY ANN RUGGERI-DILELLO
COMM. # 2108663
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. APR. 26, 2019

Notary Public

Signature

President / CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & COMPANY Certified Public Accountants, Inc.
TAX, FINANCIAL AND MANAGEMENT CONSULTING SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Standard Investment Chartered, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Standard Investment Chartered, Inc., in which (1) Standard Investment Chartered, Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HALL & COMPANY

Hall & Company

Irvine, California
March 18, 2016

STANDARD INVESTMENT CHARTERED INCORPORATED

Exemption Report

December 31, 2015

Standard Investment Chartered Incorporated is a registered broker – dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This exemption report was prepared as required by 17 C.F.R. §7a-5(d) (1) and (4). The Company operates pursuant to the (k)(2)(ii) exemption provision of SEC rule 15c3-3.

During the year ended December 31, 2015, the Firm met the provisions of this exemption without exception.

John H. Norberg 3/18/16 Chairman

HALL & COMPANY Certified Public Accountants, Inc.
TAX, FINANCIAL AND MANAGEMENT CONSULTING SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Standard Investment Chartered, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Standard Investment Chartered, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per H&C	Difference
2a	Total revenue	$ 1.540.210	1.506.878	$ 33,332

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting a difference as follows;

Item No.	Description of Adjustments	Per SIPC-7	Schedules Used	Amount per Audit	Difference
2c(1)	Deductions - Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products.	$ 69,838	General ledger transaction detail	$ 19,556	$ 50,282

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction detail by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting a difference as follows:

As a result of applying these agreed-upon procedures, the Company has overpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by H&C
2a	$ 1,540,210	$ 1,506,878
2c(1)	69,838	19,556
2c(8)	-	-
Total deductions	69,838	19,556
SIPC net operating revenues	$ 1,470,372	$ 1,487,322
General assessment	$ 3,676	$ 3,718
Less payment made with SIPC-6	(2,032)	(2,032)
Less prior overpayment applied	-	-
Less payment made with SIPC-7	(1,644)	(1,644)
Overpayment	$ -	$ 42

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HALL & COMPANY

Hall & Company

Irvine, California
March 18, 2016

CONTENTS

HALL & COMPANY Certified Public Accountants, Inc.
TAX, FINANCIAL AND MANAGEMENT CONSULTING SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Standard Investment Chartered, Inc.

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7, the Company has extensive transactions with Buttonwood Tree Management. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without such related party relationship.

We have also audited the adjustments described in Note 10 that were applied to restate the 2014 financial statements to correct errors. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2014 financial statements of the Company other than with respect to the adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements as a whole.

The supplemental schedule as of December 31, 2015 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedule included in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hall & Company

Irvine, California
March 18, 2016

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents		$ 68,502
Commissions receivable		41,185
Stockholder receivable		175,000
Note receivable		51,503
Investments - other		8,750
Prepaid expenses and other assets		9,369
Deferred tax asset		4,990
Total Assets		$ 359,299

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 69,232
Accrued liabilities		12,922
Income taxes payable		150,923
Total Liabilities		233,077
Commitments		
Stockholders' Equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ -	
Stockholder receivable	(145,677)	
Additional paid-in capital	30,195	
Retained earnings	241,704	
Total Stockholders' Equity		126,222
Total Liabilities and Stockholders' Equity		$ 359,299

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commissions and concessions		$ 86,286
Management and advisory fees		1,415,970
Interest and dividend income		4,623
Total revenues		$ 1,506,879
Expenses:		
Accounting	$ 35,319	
Auto	14,275	
Bank charges	1,432	
Business promotions & marketing	135,589	
Clearing fees	17,066	
Consulting & director fees	28,812	
Dues and memberships	39,247	
Filing fees	11,295	
Insurance	87,726	
Interest	2,717	
Meals and entertainment	109,094	
Management fees	309,053	
Legal fees	24,994	
Salaries and benefits	513,502	
Office supplies and expense	47,483	
Outside services	4,082	
Payroll taxes	38,391	
Postage and delivery	5,683	
Rent	72,262	
Taxes and licenses	1,827	
Telephone	15,395	
Travel	3,786	
Utilities	4,359	
Total expenses		1,523,389
Loss before provision for income taxes		(16,510)
Provision for income taxes		22,841
Net Loss		$ (39,351)

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2015

	Common Stock	Stockholder Receivable	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2014	$ -	$ -	$ 30,195	$ 450,923	$ 481,118
Prior Period Adjustments (Note 10)	-	-	-	(169,868)	(169,868)
Balance at December 31, 2014 (as restated)	-	-	30,195	281,055	311,250
Stockholder Receivable	-	(145,677)	-	-	(145,677)
Net Loss	-	-	-	(39,351)	(39,351)
Balance at December 31, 2015	$ -	$ (145,677)	$ 30,195	$ 241,704	$ 126,222

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net loss		$ (39,351)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in commissions receivable	$ (1,780)	
Increase in prepaid expenses and other	(2,175)	
Increase in deferred tax asset	(2,940)	
Increase in accounts payable	1,824	
Decrease in accrued liabilities	(7,732)	
Increase in income taxes payable	24,181	
Total adjustments		11,378
Net cash flows used in operating activities		(27,973)
Cash flows from investing activities:		
Advances on note receivable	(4,513)	
Net cash flows used in investing activities		(4,513)
Net change in cash and cash equivalents		(32,486)
Cash and cash equivalents at beginning of year		100,988
Cash and cash equivalents at end of year		$ 68,502

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 1,600
Cash paid during the year for interest expense	$ 2,717

SUPPLEMENTAL DISCLOSURES OF NON-CASH ACTIVITIES

Effect of correction of error adjustments to prior period	$ 169,868
Reclassification of investment-other to stockholder receivable	$ 320,677

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 or 6.67% of aggregate indebtedness, whichever is greater under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or safe-keep customer securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates commission income in the States of California and Pennsylvania. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Method of Accounting

The Company maintains its books and records on the accrual basis and uses the settlement date basis for recording all security transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates and such variance could be material.

Revenue Recognition

Revenue associated with the Company's securities transactions is recognized on a settlement date basis. Based on management's assessment, the difference between the trade date and settlement date for revenue recognition is minimal. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments

Investments are accounted for on the equity and cost method as required by accounting principles generally accepted in the United States of America

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its investments. It also establishes a three-tiered fair value hierarchy that prioritizes inputs in valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Fair Value (continued)

The following is a reconciliation of the beginning and ending balances for the Company's investment in a country club membership measured at fair value on a recurring basis using significant unobservable inputs (level 3):

Balance at December 31, 2014	$ 8,750
Advances made	-
Payments received	-
Balance at December 31, 2015	$ 8,750

(2) INVESTMENTS - OTHER

Cost Method

Investments - Other consists of the following:

Investment in country club membership	$ 8,750

The above investment is considered Level 3 in the hierarchy established by current standards as the investment has limited marketability. The Company is accounting for the investment under the cost method, which approximates fair market value.

Equity Method

The Company has a 3% ownership interest in Antietam Investment Group LP, a limited partnership. The investment is accounted for using the equity method of accounting although the Company is not required to do so. The equity method is preferred for partnership investments by the SEC. The Company is a limited partner, has no capital call obligations and, as a limited partner, has no involvement in the management of the partnership.

Although it is not required to do so, the Company accounts for its investment in this partnership using the equity method of accounting because this method best represents the accrual basis of accounting and because the SEC prefers that the equity method be used for partnership investments. Generally, the equity method is required to be used when an investor has the ability to exercise significant influence over the investee; however, this is not the case with the Company's investment in the partnership. As stated, the Company is a limited partner holding a total interest of 3% in the partnership and as a limited partner has no influence or involvement in management. Under the equity method of accounting the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment entity which are recognized in the statement of operations in the caption "Partnership loss pass-thru" and also is adjusted by contributions to and distributions from the partnership.

(2) INVESTMENTS – OTHER, Continued

Equity Method, continued

The Company reviews its investment in the partnership to determine whether events or changes in circumstances indicate that the carrying amount may not be recoverable. The primary factors considered in the determination are the financial condition, operating performance and near term prospects of the partnership. If a decline in value is deemed to be other than temporary, the Company would recognize an impairment loss.

The Company has not recognized any income or loss from the partnership for the year ended December 31, 2015. No information is available for estimating the partnership's allocation of income or loss for the current year and, because none was passed thru on the 2014 K-1s received from the partnership, management believes none should be estimated for 2015. Additionally, because the Company's ending capital account per the 2014 K-1 was $-492, any 2015 income or loss would not be recognized in the current year unless it exceeded this net capital amount which is considered an unrecognized loss under the equity method of accounting. The investment balance as of December 31, 2015 is zero.

(3) NOTE RECEIVABLE – RELATED ENTITY

The Company has a note receivable with a related corporation. The note is secured by certain trademarks, is due on demand and is non-interest bearing. At December 31, 2015 the outstanding balance owed to the Company was $51,503.

(4) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal tax provision	$ 17,924	$ (2,077)	$ 15,847
California tax provision	7,857	(863)	6,994
Total tax provision	$ 25,781	$ (2,940)	$ 22,841

The Company is a C corporation for income tax purposes. As required by the Income Taxes Topic of FASB ASC, the Company accounts for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual basis for financial purposes.

(4) INCOME TAX EXPENSE, Continued

At December 31, 2015 the Company had the following deferred tax items:

	Federal	California
Net untaxed income due to timing differences as a result of different accounting methods	$ (22,937)	$ (18,857)
Unrealized gain on partnership investment due to tax losses recognized in excess of book basis	492	492
Total deferred tax items, net untaxed income	$ (22,445)	$ (18,365)

The above deferred items give rise to a deferred tax asset at December 31, 2015 as follows:

Deferred tax asset	
Federal	$ 3,367
California	1,623
Deferred tax asset	$ 4,990

All income tax related items, both expenses and deferrals, are based on an effective tax rate of -138.3% (federal and California).

Effective Tax Rate:

Income tax at statutory rate	$ (5,613)	34.0%
Increases (decreases) in tax resulting from:		
State income tax	800	(4.8)%
Non-deductible permanent differences	31,890	(193.0)%
True up	(4,236)	25.5%
Tax provision	$ 22,841	(138.3)%

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has identified tax deductions taken in prior years that were not allowable and expects to correct the carry-forward amounts claimed in previous filings. The impact on the tax provision for the current year ended December 31, 2015 has been included in the calculation of the tax provision and in the deferred tax as of December 31, 2015. After the adjustments all carryforwards from prior tax years have been fully utilized.

In accordance with ASC 740-10, the Company recorded an increase in the net liability for unrecognized tax positions of approximately $124,742 during the year ended December 31, 2015. The adjustment was related to the restatement of carryforward losses created by non-deductible expenses previously deducted and erroneously claimed pass-through losses from a partnership not in the Company's name (see Notes 7 & 10). The following table summarizes the activity related to the Company's unrecognized tax liabilities:

(4) INCOME TAX EXPENSE, Continued

Beginning balance at December 31, 2014	$ -
Additions for tax positions of prior year's	126,742
Additions for tax positions of current year	-
Ending balance at December 31, 2015	$ 126,742

The Company's continuing practice is to recognize interest and penalties related to unrecognized tax liabilities as a component of tax expense. Included in the total unrecognized tax liabilities at December 31, 2015, and in the total income taxes payable of $150,923 at December 31, 2015, are $4,177 of accrued interest and $10,890 of accrued penalties.

The Company is no longer subject to IRS examination for years prior to 2012, and no longer subject to California Franchise Tax Board examination for years prior to 2011.

(5) COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company occupies facilities under a non-cancellable lease expiring in June 2017. The lease provides for a minimum monthly rent of approximately $5,900. The annual minimum future commitments under this agreement are as follows:

Year Ending December 31,	Amount
2016	$ 70,000
2017	35,000
	$ 105,000

Total rental expense for 2015 amounted to $72,262.

Indemnities and Guarantees

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

(6) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral.

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

For the year ended December 31, 2015 a single client made up 86.5% ($1,303,800) of the Company's total revenue. The majority stockholder of the Company is the managing member of this client. See Note 7.

At December 31, 2015, five clients made up 84.0% ($34,608) of the outstanding advisory fees receivable.

(7) RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling $1,303,800 from a related limited liability company where the managing member is the majority stockholder of the company.

The stockholder receivable of $320,677 previously reported as a partnership investment was determined to be an advance to the Company's majority stockholder as the related investment was with the stockholder, personally. All funds previously reported as invested in the partnership have been re-classified as a stockholder receivable. The balance outstanding at December 31, 2015 was $320,677. On March 16, 2016, the stockholder repaid $175,000 of the outstanding receivable (see Note 8); therefore, this amount is included in assets at December 31, 2015. The remaining stockholder receivable balance of $145,677 at December 31, 2015 is shown in the equity section on the Statement of Financial Condition.

As of December 31, 2015, the Company has a note receivable due from a related party (see Note 3).

During the year ended December 31, 2015, the Company recorded management fee expenses of $309,053, which were incurred by the Company's majority stockholder.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through March 17, 2016, the date that the financial statements were available for issuance.

At December 31, 2015 the Company was in violation of its required minimum net capital of $15,546 and its 15 to 1 aggregate-indebtedness requirement. The violations were the result of the prior period adjustments discussed in Note 10 and the liability for uncertain tax positions

(8) SUBSEQUENT EVENTS, Continued

discussed in Note 4. Related to such violation, the Company was required by FINRA to cease operations effective March 16, 2016. On March 16, 2016 the majority stockholder deposited $175,000 into the Company's bank accounts as a repayment of advances made as discussed in Note 7. The infusion of these funds brought the Company into compliance with its net capital and aggregate-indebtedness requirements at March 16, 2016. Accordingly, the Company was operational on March 17, 2016, based on compliance with the net capital requirements.

(9) NET CAPITAL

As a registered broker-dealer the Company is subject to the larger of a $5,000 or 6.67% of aggregate indebtedness minimum net capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2015, net capital was $-123,390 which was less than the required minimum capital by $138,936. The ratio of aggregate indebtedness to net capital ratio was -1.89 to 1 which was also less than the required ratio. These non-compliance issues have been remedied as of March 15, 2016 (see Note 8).

(10) PRIOR PERIOD ADJUSTMENTS

Beginning retained earnings have been restated for errors in prior year reporting that were identified during the current year audit. The adjustment is reported on the statement of changes in stockholders' equity and consists of the following items:

It was also determined that a partnership which was previously reported as an investment of the Company should have been recorded as a stockholder receivable due from the Company's majority stockholder.

Certain amounts of advisory fees that were collected in 2015 should have been recorded as accounts receivable at December 31, 2014, and therefore included in 2014 net income. They have been included in the prior period adjustment in order to present 2015 operations accurately.

Certain amounts of operating expenses that were paid in 2015 should have been recorded as accounts payable at December 31, 2014, and therefore included in 2014 net income. They have been included in the prior period adjustment in order to present 2015 operations accurately.

Tax liabilities and deferred taxes for prior periods were adjusted due to a correction to net operating loss carryforwards, contribution carryforwards and the correction to prior year's investment fees and operating expenses that should have been recorded in the prior period. See Note 4.

(10) PRIOR PERIOD ADJUSTMENTS, Continued

The components of the prior period adjustment amounts were determined to be:

Advisory fee income – understatement of 2014 income	$ (33,332)
Operating expenses – understatement of 2014 expenses	46,670
Deferred tax asset – adjust for prior year corrections	29,788
Income taxes payable – adjust for prior year corrections	126,742
Total prior period adjustment	$ 169,868

The correction to prior periods has been presented as a prior period adjustment because this is a single period report with no presentation of prior periods and the correction is required to be shown at the earliest date covered in the report.

STANDARD INVESTMENT CHARTERED INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

	Amounts per Focus Report	Amounts per Annual Report	Difference Incrs (Decrs)	
Total equity from statement of financial condition	$ 507,042	$ 126,222	$ (380,820)	(1)
Less non-allowable assets				
Advisory fees receivable	39,234	-	(39,234)	(2)
Note receivable	51,503	51,503	-	
Investments - other	341,535	8,750	(332,785)	(3)
Stockholder receivable	-	175,000	175,000	(4)
Prepaid expenses and other assets	800	1,375	575	(5)
Deposits	7,994	7,994	-	
Deferred tax asset	27,809	4,990	(22,819)	(6)
Total non-allowable assets	468,875	249,612	(219,263)	
Net capital	$ 38,167	$ (123,390)	$ (161,557)	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 15,546	$ 10,546	(7)
Net capital from above	$ 38,167	$ (123,390)	$ (161,557)	
Excess (deficit) net capital	$ 33,167	$ (138,936)	$ (172,103)	

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities - aggregate indebtedness	$ 33,660	$ 233,077	$ 199,417	(8)
Ratio of aggregate indebtedness to net capital	.88 to 1	-1.89 to 1	-1.23 to 1	
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A	N/A	

STANDARD INVESTMENT CHARTERED INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Explanation of Differences

(1) The difference in total equity from the statement of financial condition is due to prior period adjustments (see Note 10), reclassification of investments-other to stockholder receivable and additional expenses recognized in the year ended December 31, 2015.

(2) The difference in advisory fees receivable is due to the exception per FINRA regulatory Notice 13-44 which allows for treatment as an allowable asset if specific conditions are met. It was determined during the audit that the specified conditions were met in the Company's policies and controls regarding the advisory fee agreements that gave rise to the receivables.

(3) The difference in investments – other is the reclassification of prior year investments as stockholder receivable and current year investments as management fee expenses. The stockholder was identified as the 50% owner of the partnership interest personally; therefore all investments made by the Company in prior years have been re-classified as stockholder receivable.

(4) The difference in stockholder receivable represent amounts reclassified from investments-other.

(5) The difference in prepaid expenses and other assets is due to expenses that were recognized in the current period resulting from a change in the tax expense calculation and the inclusion of an unsecured receivable.

(6) The difference in the deferred tax asset is due to the accounting error that was corrected through the prior period adjustment (see Note 10), the recognition of the current period income tax expense and the recording of the change in the deferred tax asset at December 31, 2015 due to differences between book and tax reporting (see Note 4).

(7) The difference in minimum net capital required is due to the increase in aggregate indebtedness resulting from the proper recording of current and prior period accrual basis items and prior period tax liabilities. The increase resulted in the computation of the minimum net capital based on the 6-2/3% of aggregate indebtedness.

(8) The difference in total liabilities – aggregate indebtedness is due to additional accrued liabilities identified in the audit. These liabilities arose from tax and accrual basis expenses recognized in the current operating period and from the prior period adjustment to beginning retained earnings for tax and accrual basis liabilities related to previous years.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2015

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.